Exhibit 99.1

Medigus: Jeffs’ Brands Entered Into Non-Binding Letter of Intent with SuperBuzz for Developing AI-Based Software for Amazon’s Advertisement Platform

Tel Aviv, Israel, Feb. 23, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Jeffs’ Brands Ltd. (“Jeffs’ Brands”) (owned 35.94% by Medigus) a data-driven E-commerce company operating on the Amazon Marketplace, has entered into a non-binding letter of Intent (the “LOI”) to collaborate with SuperBuzz Inc. (“SuperBuzz”), an artificial intelligence (AI) company specializing in marketing technology.

Pursuant to the LOI, subject to the entry into one or more definitive agreements by the parties, Jeffs’ Brands and SuperBuzz will collaborate on a joint project to create software for Amazon’s advertisement platform (“Amazon”), based on AI technologies, designed specifically for Jeffs’ Brands’ stores and brands, as well as opening a new line of service for marketing campaigns. Jeffs’ Brands will allow SuperBuzz access to its Amazon platforms and brands, while SuperBuzz will provide Jeffs’ Brands with a limited license to use its AI technologies. The collaboration is expected to yield improved targeting, maximize campaigns and increase exposure and sales.

Also pursuant to the LOI and subject to entry into a definitive agreement, Jeffs’ Brands will have the option to invest up to $2 million (in cash or its ordinary shares) in SuperBuzz, at its sole discretion, for a period of 90 days following the execution of a definitive agreement.

Viki Hakmon, Chief Executive Officer of Jeffs’ Brands, said “We are excited to be partnering with SuperBuzz to take our marketing efforts on Amazon to the next level. With their AI-powered marketing solutions and our data-driven approach, we believe we can deliver more effective campaigns and better results for our brands using a designated mutual software.”

SuperBuzz is an artificial intelligence (AI) company specializing in marketing technology. SuperBuzz’s SaaS platform applies natural language processing to automate content creation and drive traffic. The SuperBuzz algorithm was designed by a group of machine learning pioneers committed to improving online marketing. Marketers use SuperBuzz to harness the power of AI and create eye-grabbing content.

About Jeffs’ Brands Ltd.

Jeffs’ Brands Ltd. is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing the possible outcomes of the potential joint project and the implementation of SuperBuzz’s technology in Jeffs’ Brands platforms’. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com